UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Strategic Distribution, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

862701307

(CUSIP Number)

Jay E. Bothwick
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 862701307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William R. Berkley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 664,443

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 664,443

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 664,443

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.45%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 15 to Schedule 13D (“Amendment No. 14”), filed on behalf of Mr. William R. Berkley (“Mr. Berkley”), relates to the Common Stock, par value $.10 per share (the “Common Stock”), of Strategic Distribution, Inc. (the “Company”), and amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission (the “Commission”) on July 20, 1990 (the “Original 13D”), as amended and supplemented on each of January 9, 1991, August 5, 1992, January 8, 1993, December 8, 1993, January 21, 1994 and December 22, 1995, by Amendments No. 1, 2, 3, 4, 5 and 6, respectively, as further amended and restated pursuant to Item 101(a)(2)(ii) of Regulation S-T on June 7, 1996 by Amendment No. 7, and as further amended on January 10, 1997, February 20, 1997, December 9, 2000, January 30, 2002, March 29, 2004, November 17, 2006 and December 15, 2006 by Amendments No. 8, 9, 10, 11, 12, 13 and 14 respectively.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

As previously reported in the Original 13D, and Amendments No. 1, 2, 3, 7 and 13 thereto, Mr. Berkley acquired shares of the Company’s Common Stock (the “Shares”) in various transactions (each, a “Transaction”) based on his analysis of the financial merits of each Transaction.  At the time of the reporting of each Transaction, Mr. Berkley did not intend to acquire additional securities of the Company or to dispose of such securities.

On November 16, 2006, Mr. Berkley submitted a non-binding letter to a Special Committee of the Board of Directors of the Company, pursuant to which he expressed an interest in acquiring, through an affiliate, all of the outstanding equity of the Company for a price per share of $8.30 in cash (the “Acquisition Proposal”). The Board of Directors of the Company appointed a special committee of independent directors to review the Acquisition Proposal and other strategic alternatives for the Company.

On January 8, 2007, the Company, Project Eagle Holding Corporation, a Delaware corporation (the “Acquiror”) and Project Eagle Merger Corporation a Delaware Corporation and direct wholly owned subsidiary of the Acquiror (the “Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement,”). The Merger Agreement provides, among other things, for the acquisition of the Company by the Acquiror. Pursuant to the Merger Agreement, the Merger Subsidiary will merge with and into the Company (the “Merger”), with the Company as the surviving corporation (the “Surviving Corporation”). The Merger contemplates that each share of Company Common Stock (as defined in the Merger Agreement) then outstanding will be converted into the right to receive $10.00 in cash payable to the holder thereof upon surrender of the certificate formerly representing such share of Company Common Stock.  After the Merger, the Acquiror will beneficially own all of the outstanding shares of common stock of the Surviving Corporation.

In connection with the Merger, Mr. Berkley has entered into a support agreement with the Acquiror and the Merger Subsidiary dated as of January 8, 2007 (the “Support Agreement”). Pursuant to the Support Agreement, Mr. Berkley has, among other things, during the term of the Support Agreement: (i) agreed to vote in favor of the Merger, Merger Agreement and all transactions contemplated therein and against any other Takeover Proposal (as such term is defined in the Merger Agreement); (ii) agreed to vote against any proposal that would result in a breach by the Company of the Merger Agreement or any action the consummation of which would be reasonably likely to impede, interfere with, delay, postpone or attempt to discourage the Merger; (iii) agreed that he will not exercise any rights to demand appraisal of his Shares in connection with the Merger; (iv) agreed not to dispose of any of his Shares; (v) agreed not to make solicit or encourage any other Takeover Proposal; and (vi) granted an irrevocable proxy to the Acquiror to vote his Shares at any meeting or any action by written consent in lieu of a meeting. The Support Agreement is filed as Exhibit 1 to this Amendment 15 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

As reported in Amendments No. 5, 7 and 13, pursuant to a letter agreement, dated January 4, 1994, among Quota Fund NV - “Brahman,” Brahman Partners II, L.P., Genesis Capital Fund-Brahman, B-Y Partners, L.P. (collectively, the “Investors”), and Mr. Berkley (the “Investors Agreement”), and a letter agreement, dated January 4, 1994, between George E. Krauter and Mr. Berkley (the “Krauter Agreement”), Mr. Berkley granted the Investors and Mr. Krauter the right, subject to the terms and conditions contained in the Investors Agreement and the Krauter Agreement,  to sell a pro rata portion of the Common Stock owned by them in the event  Mr.  Berkley  sells any  Common  Stock  owned by him.  The provisions of the Investors Agreement and the Krauter Agreement do not apply to (i) transfers by Mr. Berkley to his wife, his children or to trusts established for the benefit of either Mr. Berkley, his wife or his children or (ii) transfers by Mr. Berkley aggregating not more than ten percent  (10%) of the shares of Common Stock outstanding on the date of the Investors Agreement and the Krauter Agreement in one or more transactions not involving any public offering or sale.  A copy of each of the Investors Agreement and the Krauter Agreement were previously filed as Exhibits 7 and 8, respectively, to Amendment No. 7 and are incorporated herein by reference.

As reported in Amendment No. 13, on November 16, 2006, Mr. Berkley submitted a non-binding letter to a Special Committee of the Board of Directors of the Company, pursuant to which he expressed an interest in acquiring, through an affiliate, all of the outstanding equity of the Company for a price per share of $8.30 in cash (the “Acquisition Proposal”).  A copy of the Acquisition Proposal was previously filed as Exhibit 1 to Amendment No. 13 and is incorporated herein by reference.

As reported in Amendment No. 14, on December 4, 2006, Mr. Berkley and the Company entered into a letter agreement effective as of December 4, 2006 (the “Letter Agreement”), pursuant to which the Company agreed to reimburse Mr. Berkley for his expenses, up to a maximum of $250,000, (including all legal and accounting expenses) incurred in connection with the proposed acquisition of the Company in the event that the parties do not, for whatever reason, execute a definitive agreement providing for the acquisition of the Company by Mr. Berkley.  A copy of the Letter Agreement was previously filed as Exhibit 1 to Amendment No. 14 and is incorporated herein by reference.

As described in Item 4 above, in connection with the Merger, Mr. Berkley has entered into the Support Agreement pursuant to which, Mr. Berkley has, among other things, during the term of the Support Agreement: (i) agreed to vote in favor of the Merger, Merger Agreement and all transactions contemplated therein and against any other Takeover Proposal (as such term is defined in the Merger Agreement); (ii) agreed to vote against any proposal that would result in a breach by the Company of the Merger Agreement or any action the consummation of which would be reasonably likely to impede, interfere with, delay, postpone or attempt to discourage the Merger; (iii) agreed that he will not exercise any rights to demand appraisal of his Shares in connection with the Merger; (iv) agreed not to dispose of any of his Shares; (v) agreed not to make solicit or encourage any other Takeover Proposal; and (vi) granted an irrevocable proxy to the Acquiror to vote his Shares at any meeting or any action by written consent in lieu of a meeting. The Support Agreement is filed as Exhibit 1 to this Amendment 15 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
The following document is filed as an Exhibit to this statement.
	Exhibit No.	Description
	1	Support Agreement by and between William R. Berkley, Strategic Distribution, Inc., Project Eagle Holding Corporation and Project Eagle Merger Corporation, dated January 8, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2007
Date
/s/ William R. Berkley
Signature
William R. Berkley
Name/Title